SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.


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                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications Wins Israel Post's Extensive WiFi Hotspot Tender dated June 4, 2008.





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                                                                          ITEM 1

Press Release                              Source: 012 Smile.communications Ltd.

012 Smile.Communications Wins Israel Post's Extensive WiFi Hotspot Tender

Wednesday June 4, 1:30 am ET

PETACH TIKVA, Israel, June 4 /PRNewswire-FirstCall/ --

- Deployment of an Advanced Broadband Wireless Internet Access Network In 42 Post Office Branches Throughout Israel Is Nearing Completion

012 Smile.Communications (NASDAQ Global Market and TASE: SMLC), a growth-oriented provider of communication services in Israel, today announced that it has nearly completed the deployment of an advanced broadband wireless Internet access network in 42 branches of Israel Post, Israel's national postal service. The deployment followed 012 Smile's win of a significant tender which set the terms under which 012 Smile will deploy the network and then provide and support a wide range of broadband-based services on a 24x7 basis.

The project is part of Israel' Post's sweeping, organization-wide initiative to upgrade its customer services while extending its product and service range. As part of the initiative, Israel Post has been implementing a broad range of technologies, including upgraded service desks, plasma screens for the continual display of important notices, self-service machines for the purchase of selected items and more.

Commenting on the news, Mr. Avi Hochman, CEO of Israel Post, said, "We are extremely excited about the revolution that we are bringing to Israel Post's services and technology. By making each of our branches into a 'hot spot,' we will enable our customers everywhere - in outlying areas as well as city centers
- to take advantage of state-of-the-art communications services, realizing our vision of 'Bringing the Best to Everyone, Everywhere.' As the next stage in our cooperation with O12 Smile, we are considering the possibility of deploying automated delivery systems within our branches, slashing the time that customers need to wait in line in order to receive registered mail, packages and other items."

Ms. Stella Handler, CEO of 012 Smile.Communications, added, "We are proud to have been chosen for the deployment of this important national initiative, which demonstrates once again the market's recognition of our technological and execution strength. We are delighted to add Israel Post to the long list of organizations that have chosen 012 Smile as their partner for the deployment of highest quality hotspot and broadband services."

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4% owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.



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Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:
    Ms. Idit Azulay
    012 Smile.Communications Ltd
    +972-72-2003848
    i.azulay@smile.net.il



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            012 SMILE.COMMUNICATIONS LTD.
                                                  (Registrant)


                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  June 4, 2008